Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
(millions except ratio)	2014	2013	2013	2012	2011	2010
Income from continuing operations before income taxes and noncontrolling interests (1)	$1,184	$1,063	1,538	$1,380	$1,388	$1,059
Less: Equity in earnings on less than 50% owned entities	10	12	20	13	7	10
Add back fixed charges:
Interest on indebtedness	188	153	210	228	245	182
Interest on uncertain tax positions	1	—	5	5	—	(1)
Portion of rents representative of interest factor	39	36	52	42	55	48
Income as adjusted	$1,402	$1,240	$1,785	$1,642	$1,681	$1,278
Fixed charges:
Interest on indebtedness	$188	$153	$210	$228	$245	$182
Interest on uncertain tax positions	1	—	5	5	—	(1)
Portion of rents representative of interest factor	39	36	52	42	55	48
Total fixed charges	$228	$189	$267	$275	$300	$229
Ratio of earnings to fixed charges	6.1	6.6	6.7	6.0	5.6	5.6

(1) For the years ended December 31, 2012, and 2011 amounts related to discontinued operations have been included in Other income to conform to amounts included in the Consolidated Financial Statements. These amounts in the years ended December 31, 2012 and 2011, which were historically included in Income (loss) from discontinued operations, have been reclassified to conform with current presentation. The amounts reclassified were $1 million loss and $4 million income for the years ended December 31, 2012 and 2011, respectively, from Income (loss) from discontinued operations to Other income. For the year ended December 31, 2010, amounts related to discontinued operations remain in Income (loss) from discontinued operations as they are more meaningful to the presentation of continuing operations in that year.